(logo) Fidelity Investments®|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

April 4, 2012

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Rutland Square Trust II (the trust):
Strategic Advisers Core Income Multi-Manager Fund Strategic Advisers Income Opportunities Fund of Funds (the funds)
File Nos. (333-139427) and (811-21991)
Post-Effective Amendment Nos. 23 and 26

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust are Post-Effective Amendment Nos. 23 and 26 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The filing serves to register Strategic Advisers Core Income Multi-Manager Fund and Strategic Advisers Income Opportunities Fund of Funds as new series' of the trust.

This filing contains the Prospectuses and Statements of Additional Information (SAIs) for Strategic Advisers Core Income Multi-Manager Fund and Strategic Advisers Income Opportunties Fund of Funds.

Please note that the cover page of the Prospectuses and SAIs contain the standard "red herring" legend called for by Rule 481 of Regulation C.

Pursuant to Rule 485(a), the trust elects an effective date of June 18, 2012. We request your comments by May 4, 2012.

Please contact Jamie Plourde at (817) 474-7037 in connection with any questions or comments regarding this filing.

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/s/ Steve Kavalek
Steve Kavalek
Legal Product Group